Exhibit 99.1

Organigram Introduces Ultra High-THC Infused Pre-Rolls, SHRED X Heavies

SHRED X Heavies is one of the only infused pre-roll offerings to combine diamonds, distillate, and botanical terpenes, providing an unparalleled experience in a convenient 0.5g pre-roll.

TORONTO--(BUSINESS WIRE)--June 21, 2023--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce the launch of SHRED X Heavies, a line of innovative infused pre-rolls. Infused with both diamonds and distillate, this is the first infused pre-roll offering from Organigram that will have a potency of over 40%. The infusion of botanical terpenes further enhances the natural terpene profiles of the blends, taking them to new and delicious heights.

Each Heavies package, or “doob tube”, will contain three 0.5g infused pre-rolls and will be available in Tropic Thunder and Gnarberry, two of SHRED’s best-selling pre-milled blends, as well as the popular Blueberry Blaster flavour, a smooth blueberry and Kush flavour blend from the Rip-Strip hash range.

"We recognized the growing consumer demand for infused pre-rolls, which accounted for over a quarter of all pre-roll sales, and more than 9% of the total cannabis category in March 2023 (Source: Hifyre). We are dedicated to exceeding our consumers' expectations by offering them exceptional products that deliver remarkable value and an unforgettable brand experience," says Beena Goldenberg, Chief Executive Officer at Organigram.

SHRED X Heavies not only establishes itself as the first infused pre-roll in the SHRED product portfolio but also joins the esteemed lineup of value-driven, convenient, and boldly flavoured offerings such as SHRED X Rip-Strip Hash, SHRED pre-milled flower, SHRED Jar of Joints, SHRED’ems gummies and SHRED X vapes.

"Addressing the key factors that drive consumer purchases - price, potency, and flavour – SHRED X Heavies is poised to become a category leader in all three aspects. This exciting new product offers the perfect summer indulgence, satisfying the preferences that our consumer base cares about most," says Megan McCrae, SVP, Marketing and Communications at Organigram.

"At Organigram, we take pride in using valuable consumer insights to guide our product development process, focusing on specific consumer segments and needs. We strive to be a trusted companion in the cannabis journey for our consumers, providing them with best-in-class products that are expertly executed from production to packaging,” added Borna Zlamalik, Senior Vice President of Innovation and R&D at Organigram.

Learn more by following along on our Twitter page (@SHREDWEED) and visit our website at shredcann.com

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Contacts

For Investor Relations enquiries:
Max Schwartz
Director of Investor Relations
investors@organigram.ca

For Media enquiries:
Megan McCrae
SVP, Marketing and Communications
megan.mccrae@organigram.ca